As filed with the Securities and Exchange Commission on August 14, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

PIMCO Corporate & Income Opportunity Fund

(Name of Subject Company (Issuer))

PIMCO Corporate & Income Opportunity Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series M, Series T, Series W, Series TH, and Series F, Par Value $0.00001

(Title of Class of Securities)

72201B200

72201B309

72201B408

72201B507

72201B606

(CUSIP Number of Class of Securities)

Ryan Leshaw

PIMCO Corporate & Income Opportunity Fund

1633 Broadway

New York, NY 10019

Telephone: (949) 720-6980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7362

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable
*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

¨

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
¨	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

¨	third party tender offer subject to Rule 14d-1.
x	issuer tender offer subject to Rule 13e-4.
¨	going-private transaction subject to Rule 13e-3.
¨	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ¨

ITEMS 1-11.

Not applicable.

ITEM 12.	EXHIBITS.

Exhibit No.	Document

99.1	Press Release issued on August 14, 2023.

ITEM 13.

Not applicable.